

FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS FIRST QUARTER 2008 RESULTS
FFO Per Share Exceeds Wall Street's Mean Estimate by 1 Cent

ROCHESTER, NY, APRIL 24, 2008 – Home Properties (NYSE:HME) today released financial results for the first quarter ending March 31, 2008. All results are reported on a diluted basis.

"First quarter 2008 growth in Funds from Operations ("FFO") per share compared to the first quarter of 2007 was quite an achievement considering we had a very tough comparison with last year when Operating FFO increased 20% in the first quarter of 2007 versus 2006, which was the highest growth of any quarter in the Company's history," said Home Properties President and CEO Edward J. Pettinella. "In a deteriorating economy, Home Properties' fundamentals have remained solid. Occupancy is at the highest level since 2000, rents and revenues are up – all reflective of the defensive nature of our business niche and geographic markets, which are more protected in a weakening environment. Our outlook for the balance of the year is cautiously optimistic."

Earnings per share ("EPS") for the quarter ended March 31, 2008 was $0.80, compared to $0.15 for the quarter ended March 31, 2007. The increase is primarily attributable to a $29.8 million (before the allocation of minority interest), or $0.65 per share, gain on sale of real estate in the current quarter.

For the quarter ended March 31, 2008, Funds From Operations ("FFO") was $36.5 million, or $0.79 per share, compared to $34.4 million, or $0.73 per share, for the quarter ended March 31, 2007, an increase of 9.1%. Excluding the effects of the $1.9 million charge related to the Series F Preferred Share redemption in the first quarter of 2007, Operating FFO was $36.3 million, or $0.77 per share, for the quarter ended March 31, 2007. First quarter 2008 Operating FFO of $0.79 per share was at the high end of the guidance range provided by management and exceeded analysts' mean estimate, as reported by Thomson, by $0.01 and equates to a 3.4% increase from the prior year. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

First Quarter Operating Results

For the first quarter of 2008, same-property comparisons (for 110 "Core" properties containing 35,189 apartment units owned since January 1, 2007) reflected an increase in total revenues of 3.5% compared to the same quarter a year ago. Net operating income ("NOI") increased by 4.0% from the first quarter of 2007. Property level operating expenses increased by 3.0% for the quarter, primarily due to increases in repairs and maintenance, property insurance, real estate taxes, and trash removal costs, which were partially offset by a reduction in natural gas heating costs and snow removal costs.

Average physical occupancy for the Core properties was 94.9% during the first quarter of 2008, compared to 94.4% during the first quarter of 2007. Average monthly rental rates (including utility reimbursements) increased 3.4% compared to the year-ago period. The 3.4% increase in rental rates, plus a 0.1% increase in economic occupancy, produced 3.5% growth in both rental and total income.

On a sequential basis, compared to the 2007 fourth quarter results for the Core properties, total revenues were up 2.4% in the first quarter of 2008, expenses were up 5.9%, and net operating income was down 0.1%. Average physical occupancy increased 0.3% to 94.9%, and average monthly rental rates (including utility reimbursements) were 2.1% higher. The sequential expense growth can be attributed to typical seasonality of higher natural gas heating and snow removal costs incurred in the first quarter, partially offset by lower maintenance costs.

Physical occupancy for the 1,709 apartment units acquired/developed between January 1, 2007 and March 31, 2008 (the "Recently Acquired Communities") averaged 94.7% during the first quarter of 2008.

Acquisitions and Property Development

On March 4, 2008, the Company acquired a 1.4 acre development parcel located in Silver Spring, MD for $15.9 million. The Company is proceeding with the approval of a final site plan, developed by the prior owner, which includes the construction of up to 314 apartment units and approximately 5,300 square feet of retail space.

Dispositions

During the first quarter of 2008, the Company closed on three separate sale transactions, with a total of 598 units, for $64.5 million. A gain on sale of $30.0 million, before the allocation of minority interest, was recorded in the quarter related to these sales. The weighted cap rate for these dispositions was 6.25%.

Capital Markets Activities

As of March 31, 2008, the Company's ratio of debt-to-total market capitalization was 50.5% (based on the March 31, 2008 stock price of $47.99 to determine equity value), with $54 million outstanding balance on its $140 million revolving credit facility and $5.3 million of unrestricted cash on hand. Total debt of $2.2 billion was outstanding, at rates of interest averaging 5.5% and with staggered maturities averaging approximately seven years. Approximately 96.4% of total indebtedness is at fixed rates. Interest coverage averaged 2.2 times during the quarter, and the fixed charge ratio averaged 2.1 times for the quarter.

During the first quarter of 2008, the Company repurchased 1,071,588 of its common shares for $50 million, or a weighted average price of $46.66 per share. As of March 31, 2008, the Company has Board authorization to buy back up to 291,160 additional shares of its common stock or Operating Partnership Units. Management expects to request Board authorization to repurchase up to an additional two million shares/units at the Board's regularly scheduled May 1, 2008 meeting.

Outlook

For 2008, the Company has reconfirmed the $3.39 midpoint of its guidance while tightening the range to $3.33 to $3.45 per share from $3.31 to $3.47. The new range will produce FFO per share growth of 4.0% to 7.7% when compared to 2007 results. This guidance range reflects management's current assessment of economic and market conditions.

The quarterly breakdown for the balance of 2008 guidance is as follows: Second quarter $0.84 to $0.88; third quarter $0.86 to $0.90; fourth quarter $0.84 to $0.88.

Conference Call

The Company will conduct a conference call and simultaneous Webcast tomorrow at 11:00 AM Eastern Time to review and comment on the information reported in this release. To listen to the call, please dial 800-266-2145 (International 212-676-5362). A replay of the call will be available through May 2, 2008, by dialing 800-633-8284 or 402-977-9140 and entering 21354475. The Company webcast, which includes a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section of the Web site, homeproperties.com, on the Investor Relations home page.

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and new development. The supplemental information is available via the Company's Web site, e-mail or facsimile upon request.

Annual Shareholders' Meeting

Home Properties' 2008 Annual Meeting of Shareholders is scheduled for 2:30 PM ET on Thursday, May 1, 2008 in the Dryden Theatre of George Eastman House, 900 East Avenue, Rochester, New York. The Company's presentation materials will be available in the Investors section of Home Properties' Web site at homeproperties.com under News & Events – Webcasts & Presentations.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 118 communities containing 38,048 apartment units. Of these, 36,898 units in 116 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 282 units are managed for other owners. For more information, visit Home Properties' Web site at homeproperties.com.

Tables to follow.

First Quarter Results:	Avg. Physical Occupancy[a]		1Q 2008 Average Monthly Rent/ Occ Unit	1Q 2008 vs. 1Q 2007 % Growth			
	1Q 2008	1Q 2007		Base Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[b]	94.9%	94.4%	$1,121	2.7%	3.5%	3.0%	4.0%
Acquisition Properties[c]	94.7%	NA	$1,035	NA	NA	NA	NA
TOTAL PORTFOLIO	94.8%	94.4%	$1,116	NA	NA	NA	NA

[a] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[b] Core Properties includes 110 properties with 35,189 apartment units owned throughout 2007 and 2008.

[c] Acquisition Properties consist of 6 properties with 1,709 apartment units acquired/developed subsequent to January 1, 2007.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended March 31	
	2008	**2007**
Rental income	$ 117,055	$ 110,686
Property other income	12,171	10,413
Interest income	120	1,207
Other income	192	775
Total revenues	129,538	123,081
Operating and maintenance	56,398	53,251
General and administrative	6,220	5,518
Interest	30,076	28,875
Depreciation and amortization	28,439	26,335
Total expenses	121,133	113,979
Income from operations	8,405	9,102
Minority interest in Operating Partnership	(2,471)	(1,698)
Income from continuing operations	5,934	7,404
Discontinued operations		
Income (loss) from operations, net of minority interest	(906)	999
Gain (loss) on disposition of property, net of minority interest	21,071	(133)
Discontinued operations	20,165	866
Net Income	26,099	8,270
Preferred dividends	-	(1,290)
Redemption of preferred stock	-	(1,902)
Net income available to common shareholders	$ 26,099	$ 5,078
Reconciliation from net income available to common shareholders to Funds From Operations:		
Net income available to common shareholders	$ 26,099	$ 5,078
Real property depreciation and amortization	27,951	27,075
Minority interest	2,471	1,698
Minority interest – income (loss) from discontinued operations	(377)	402
(Gain) loss on disposition of property, net of minority interest	(21,071)	133
Loss from early extinguishment of debt in connection with sale of real estate	1,384	-
FFO - basic [(1)]	$ 36,457	$ 34,386

[(1)] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property. In 2008, the Company added back debt extinguishment costs which were incurred as a result of repaying property specific debt triggered upon sale as a gain or loss on sale of the property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended March 31	
	2008	**2007**
FFO – basic	$ 36,457	$ 34,386
Preferred dividends - convertible preferred stock [2]	-	-
FFO – diluted	$ 36,457	$ 34,386
FFO – basic	$ 36,457	$ 34,386
Preferred dividends - convertible preferred stock	-	-
Redemption of Series F Preferred stock	-	1,902
FFO - operating [4]	$ 36,457	$ 36,288
FFO – basic	$ 36,457	$ 34,386
Preferred dividends - convertible preferred stock	-	-
Recurring non-revenue generating capital expenses	(7,240)	(7,073)
AFFO [5]	$ 29,217	$ 27,313
FFO – operating	$ 36,457	$ 36,288
Recurring non-revenue generating capital expenses	(7,240)	(7,073)
AFFO - operating	$ 29,217	$ 29,215
Weighted average shares/units outstanding:		
Shares – basic	32,211.7	33,199.3
Shares – diluted	32,589.7	33,973.3
Shares/units – basic [3]	45,650.9	46,582.5
Shares/units – diluted [3]	46,028.9	47,356.5
Per share/unit:		
Net income – basic	$0.81	$0.15
Net income – diluted	$0.80	$0.15
FFO – basic	$0.80	$0.74
FFO – diluted	$0.79	$0.73
Operating FFO – diluted, before preferred stock redemption costs [4]	$0.79	$0.77
AFFO [5]	$0.63	$0.58
Operating AFFO – before preferred stock redemption costs [4] [5]	$0.63	$0.62
Common Dividend paid	$0.66	$0.65

[2] There was no convertible preferred stock outstanding during the periods presented.

[3] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

[4] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of preferred stock redemption costs. This is presented for a consistent comparison of how NAREIT defined FFO in 2003.

[5] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $780 and $760 per apartment unit in 2008 and 2007, respectively. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	March 31, 2008	December 31, 2007
Land	$ 505,475	$ 510,120
Construction in progress, including land	75,806	54,069
Buildings, improvements and equipment	3,094,807	3,115,966
	3,676,088	3,680,155
Accumulated depreciation	(561,967)	(543,917)
Real estate, net	3,114,121	3,136,238
Cash and cash equivalents	5,286	6,109
Cash in escrows	36,400	31,005
Accounts receivable	12,197	11,109
Prepaid expenses	14,081	15,560
Deferred charges	11,764	12,371
Other assets	3,948	4,031
Total assets	$3,197,797	$3,216,423
Mortgage notes payable	$1,961,697	$1,986,789
Exchangeable senior notes	200,000	200,000
Line of credit	54,000	2,500
Accounts payable	15,307	18,616
Accrued interest payable	12,904	10,984
Accrued expenses and other liabilities	26,938	27,586
Security deposits	21,999	22,826
Total liabilities	2,292,845	2,269,301
Minority interest	272,436	279,061
Stockholders' equity	632,516	668,061
Total liabilities and stockholders' equity	$3,197,797	$3,216,423
Total shares/units outstanding:		
Common stock	31,564.4	32,600.6
Operating partnership units	13,420.7	13,446.9
	44,985.1	46,047.5

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For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237